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SECURI 15027927 ON

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 47390 |

SEC Mail Processing Section
RECEIVED
NOV 27 2015
Washington DC
189

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/14 AND ENDING 09/30/15
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANZ Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

277 Park Avenue, 31st Floor
(No. and Street)

New York (City) NY (State) 10172 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Markus Schmalhofer 212.801.9864
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





ty 12/2

ap 12/2

## OATH OR AFFIRMATION

I, Markus Schmalhofer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANZ Securities, Inc., as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature] 11/25/15

Signature

Financial & Operations Principal

Title

[signature] 11/25/15

Notary Public

ANDREA LOWENTHAL
NOTARY PUBLIC-STATE OF NEW YORK
No. 02LO6317030
Qualified in New York County
My Commission Expires 12/22/18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ANZ SECURITIES, INC.

(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Statement of Financial Condition

September 30, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

The Board of Directors
ANZ Securities, Inc.:

We have audited the accompanying statement of financial condition of ANZ Securities, Inc. as of September 30, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ANZ Securities, Inc. as of September 30, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 25, 2015

**ANZ SECURITIES, INC.**
(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Statement of Financial Condition

September 30, 2015

| | Note | | |
|---|---|---|---|
| **Assets** | | | |
| Cash and cash equivalents | 2d, 3, 8 | $ | 59,093,176 |
| Fails to deliver | 8 | | 3,652,300 |
| Receivable from brokers, dealers and clearing organizations | | | 140,396 |
| Private placement and underwriting fees receivable | | | 4,816,134 |
| Management fee receivable from Ultimate Parent | 5, 8 | | 1,429,354 |
| Deferred tax asset, net | 7 | | 750,999 |
| Current taxes receivable | 7 | | 1,864,685 |
| Total assets | | | 71,747,044 |
| **Liabilities and Stockholder's Equity** | | | |
| Liabilities: | | | |
| Accounts payable and accrued expenses | 8 | | 2,084,646 |
| Fails to receive | 8 | | 3,652,300 |
| Total liabilities | | | 5,736,946 |
| Commitments and contingent liabilities | 5 | | |
| Subordinated borrowings with Parent | 4, 8 | | 20,000,000 |
| Stockholder's equity: | | | |
| Common stock, no par value. Authorized, issued, and outstanding, 200 shares | | | 548,487 |
| Retained earnings | | | 45,461,611 |
| Total stockholder's equity | | | 46,010,098 |
| Total liabilities and stockholder's equity | | $ | 71,747,044 |

*See accompanying notes to statement of financial condition.*

**ANZ SECURITIES, INC.**
(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Notes to Statement of Financial Condition

September 30, 2015

## (1) Organization

ANZ Securities, Inc. (the Company) is a wholly owned subsidiary of Minerva Holdings Limited, which, in turn, is a wholly owned subsidiary of ANZ Funds Pty Limited (the Parent), which, in turn, is ultimately a wholly owned subsidiary of Australia and New Zealand Banking Group Limited (the Ultimate Parent).

The Company is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), as well as the Securities Investor Protection Corporation (SIPC).

The Company participates in the underwriting of fixed income securities as a Selling Group Member, Manager, or Co-Manager. The Company is a placement agent in the Regulation D private placement of securities on a "best-efforts" basis. Clearing and settlement services in relation to underwriting activities are rendered by an independent firm, Pershing LLC, under a fully disclosed clearing agreement.

Further, the Company is a dealer in Australian, New Zealand, and Asian fixed income securities and acts as an agent for the Ultimate Parent, liaising between U.S. customers and the Ultimate Parent. The Ultimate Parent performs execution, clearing, and settlement services for the transactions where the Company acts as its agent.

Securities transactions are made on a delivery versus payment basis or receipt versus payment basis (DVP/RVP).

## (2) Summary of Significant Accounting Policies

### *(a) Basis of Presentation*

The Company maintains its financial records in United States dollars. This financial statement is prepared under U.S. generally accepted accounting principles (GAAP).

### *(b) Use of Estimates*

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates and assumptions.

### *(c) Fixed Assets*

The Company does not maintain or own any fixed assets. The furniture, fixtures, and equipment used in the daily operation are rented from the Ultimate Parent's New York branch.

### *(d) Cash and Cash Equivalents*

The Company considers investments in money market funds and all highly liquid investments with an original maturity of 90 days or less at the time of purchase as cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

### *(e) Income Taxes*

The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes*. The Company records income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets, unless it is more likely than not that such assets will be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

### *(f) Loss contingencies*

The accrual amounts for legal contingencies are estimated in accordance with the probability of occurrence and reasonably estimable criteria of Account Standards Codification (ASC) Subtopic 450-20, *Loss Contingencies*.

## (3) Cash and Cash Equivalents

The composition of cash and cash equivalents as of September 30, 2015 is as follows:

| | | |
|---|---|---|
| Money Market Account | $ | 58,824,720 |
| Payroll Account | | 91,742 |
| Operating Bank Account (refer to Note 8 Related Party Transactions) | | 176,714 |
| Total cash and cash equivalents | $ | 59,093,176 |

## (4) Subordinated Borrowings

The Company has a Revolving Credit Facility (RCF) provided by the Parent whereby the Parent irrevocably agrees that the obligations of the Company, with respect to the payment of principal and interest, shall be subordinate to all claims of all other present and future creditors of the Company.

The RCF has a principal amount of $150 million and a scheduled maturity date of December 16, 2016, having been renegotiated in January 2014 from the original maturity date of November 10, 2014. As of September 30, 2015 the RFC was bearing interest at the rate of the three-month USD London Interbank Offered Rate (LIBOR) plus 241 basis points payable on the outstanding advances.

Under the terms of the RCF, the Company may draw on the facility and/or repay outstanding advances in aggregate amounts of $10 million or multiples thereof until December 16, 2015. Thereafter, in the remaining year to December 16, 2016, the Company is not able to make incremental drawings, and must repay any outstandings by the maturity date. The Company is required to notify FINRA of advances drawn under the RCF; while repayments of the principal amount prior to the final maturity date are subject to written approval of FINRA.

The Company received approval from FINRA that the current RCF meets FINRA's subordination requirements. It is included in net capital in the computation of net capital under SEC Rule 15c3-1 (see Note 9).

## (5) Commitments and Contingent Liabilities

The Company is party to outstanding court proceedings and lawsuits relating to certain underwriting activities. The Company has an insurance policy with a captive insurance company operated by the Ultimate Parent covering all related potential losses subject to an insurance deductible.

At September 30, 2015, the Company recorded an accrued liability of $1 million, unchanged from the prior fiscal year, to cover the estimated litigation exposure associated with pending individual actions.

## (6) Employee Benefits

The Company participates in the Australia and New Zealand Bank Retirement Savings Plan, which is a defined contribution plan sponsored by the Ultimate Parent's New York branch. The plan is qualified under Section 401(k) of the Internal Revenue Code and covers all employees of the Company. Under the plan, employees are permitted to contribute up to 50% of compensation on a pre-tax basis and an additional 6% after tax, limited to maximum annual contribution amounts as set by the Internal Revenue Code. The Company makes matching contributions of up to 4% of employees' salaries, and in addition may make an additional discretionary contribution of employees' salaries.

Certain employees were granted deferred equity compensation during the current year as well as in prior years, paid in shares of the Ultimate Parent which vest to the employee after a predetermined period from the date of grant, usually over three years. As of September 30, 2015, $119,601 of unrecognized compensation costs related to unvested deferred compensation remains.

## (7) Income Taxes

As of September 30, 2015, the Company recognized a deferred tax asset of $415,144 related to the provision raised for estimated litigation exposure associated with specific actions (refer to Note 5), $44,961 related to interest expense, and $290,894 related to employee compensation. Management has determined that the realization of the recognized deferred tax assets is more likely than not, based on taxable temporary differences and anticipated future taxable income.

The Company did not have any uncertain tax positions in the current year, and there are no tax positions that the Company has taken for which it is reasonably possible that the unrecognized benefit will significantly change in the next twelve months.

New York State and New York City are principally where the Company is subject to state and local income taxes, respectively. The Company's Federal, New York State, and New York City tax returns for fiscal years ended September 30, 2012, 2013 and 2014 are open to examinations. The Company is currently under audit examination for fiscal years ended September 30, 2012 and 2013 by the New York State Department of Taxation and Finance.

## (8) Related Party Transactions

In the normal course of business the Company conducts transactions with its Parent, the Ultimate Parent and other related parties. No outstanding amounts as of September 30, 2015 have been written down or recorded as allowances, as they are considered fully collectible.

The following is a summary of amounts reflected in the statement of financial condition that are a result of transactions with affiliated companies as of and for the year ended September 30, 2015:

| | Ultimate Parent | Other members of ANZ Group |
|---|---|---|
| Statement of financial condition, asset/(liability): | | |
| Operating Bank Account | $ 176,714 | $ - |
| Management fee receivable from Ultimate Parent | 1,429,354 | - |
| Private placement and underwriting fees receivable | 781,250 | 625,000 |
| Fails to deliver | 970,618 | - |
| Accounts payable and accrued expenses | (170,897) | - |
| Fails to receive | (2,681,682) | - |
| Subordinated borrowings | - | (20,000,000) |

## (9) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company calculates its net capital requirement under the alternative method, which requires a broker-dealer to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit balances.

At September 30, 2015, the Company had net capital of $57,129,667, which was $56,879,667 in excess of its required net capital of $250,000, which is in compliance with the required net capital in accordance with SEC Rule 15c3-1.

**(10) Subsequent Events**

The Company has evaluated subsequent events through the date the accompanying financial statements were issued, which was November 25, 2015. None were identified for inclusion in this report.